





FIRELIGHT CAMPS

Luxurious, Stylish, and Social Glamping Experiences!

PITCH VIDEO   INVESTOR PANEL

Firelight

firelightcamps.com   Ithaca NY

Entertainment | Retail | Main Street | Adventure | Lifestyle

firelightcamps.com   Ithaca NY

Entertainment | Retail | Main Street | Adventure | Lifestyle

Highlights

1. 💰 $4M+ in revenue. 35,000+ happy guests. 4.5/5 stars on Tripadvisor.
2. 💸 Raised $1.5M+ from industry-leading angel investors.
3. 💪 Team experience includes $230M+ of real estate development.
4. 🏕 35% Return on Cost in our pilot location proves the profitability of our business model.
5. 🗞 Featured in Vogue, the NYT, the WSJ, Forbes, Architectural Digest, Curbed, Thrillist, Jetsetter.

6. 📈 40M+ Americans go camping each year; glamping is projected to grow at 12.5% annually
5. 🗞 Featured in Vogue, the NYT, the WSJ, Forbes, Architectural Digest, Curbed, Thrillist, Jetsetter.

6. 📈 40M+ Americans go camping each year; glamping is projected to grow at 12.5% annually through 2026 to $5B+.
7. 👨‍🍳 Co-founder's cookbook "Feast by Firelight" nationally distributed in Target, REI, L.L.Bean, Orvis.
8. 📊 2021 seasonal revenue +137% over 2020 as of June. 2020 revenue +31% over same period 2019.

Our Team

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Eric Lin
/eric-wefunder

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/adam-858

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Robert Frisch Co-Founder and CEO

Bobby founded, operated, and sold a boutique hostel in Nicaragua then worked for a major glamping rental company. He founded Firelight Camps in 2014 while earning an MBA from Cornell. He is on the advisory board of the American Glamping Association.

Each year, 40+ million Americans go camping, sleeping on the ground and lugging heavy gear. For millions more, these inconveniences outweigh their need to get outdoors. Firelight Camps meets the enormous demand for an alternative way to camp. By inspiring a deeper appreciation for nature, we encourage care for our planet for future generations.

Matthew Moss Chief Development Officer

Matt was co-founder, developer, and operator of a $130 million new-build hotel in Manhattan and previously oversaw the development of over $100 million of commercial and residential real estate.

Emma Frisch Co-founder and Head of Food, Beverage, and Brand

Emma was a top finalist on Food Network Star Season 10 and is the author of Feast by Firelight, her first cookbook now in its third printing, and emmafrisch.com, with over 500 original recipes and cooking videos.

Jason Smith General Manager, Firelight Ithaca

Jason was the general manager of Travel & Leisure's 2016 #1 resort hotel in the continental USA, The Lodge at Glendorn, and has held senior operational roles at Relais & Chateaux, Leading Hotels of the World, and AAA 5 Diamond properties.

Dedicated to making Firelight Camps the premier outdoor hospitality brand in the United States.

Traditional camping is uncomfortable and a hassle. Firelight meets the enormous demand for an easy, luxurious way to spend the night outside in nature. We've proven our model with $4M+ in revenue at our pilot location and are poised for rapid growth.

We have generated a 25% Return on Cost in our pilot camp in Ithaca, proving the exciting economics of our low development costs, strong rates, and robust demand.

There is magic in waking up to birdsong and wind in the trees while snuggled in a plush bed. Our huge safari tents are perched atop hardwood platforms and set back in the woods around a central common area. Nightly campfires, a full bar program, locally-sourced breakfast, and onsite activities like wild foraging and yoga create an immersive, social experience.

Now more than ever, Americans want to escape to the outdoors—and that isn't changing any time soon. The glamping industry is projected to grow at 12.5% annually through 2026 to $5B+, and we're poised for success in this growing market.

A Adie Akuffo
/adie-aku

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Our executive team has deep experience in real estate development, the glamping industry, hotel operations, and F&B. More importantly, we're passionate about what we do.

Firelight has been featured by press outlets including the New York Times, the Wall Street Journal, Forbes, Vogue Magazine, and more.

We get more people outside, encourage reverence for nature, and serve as an example of light-footprint development. Our camps pioneer low-impact infrastructure and natural landscaping that helps sustain rural and wild properties while providing guests with opportunities to explore the natural beauty of their surroundings.

We believe there is a place for a firelight camp in the weekend getaway markets of nearly every major city in the USA. We've proven our model with 35% Return on Cost in our pilot location, and we're confident that we can continue to grow and make Firelight Camps a household name.

Our second location, Firelight Phoenicia in New York state, is already in the planning stages! And your investment will help us make it a reality. Take a look:

Everyone should experience the timeless traditions of gathering around a campfire and sleeping under the stars... and truly connect with themselves, each other, and nature. Help us make this possible!

Check out our IG Live with Wefunder's Joy Li in their Sustainability Series: https://www.instagram.com/p/CRXBgnLpmSS/!

Downloads

Firelight Camps Company Overview June 2021.pdf


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